                                                          EXHIBIT (c)(1)(C)


                               SUMMARY COMPLETE
                         REAL ESTATE APPRAISAL REPORT


                       320-Space Town & Country Estates
                        Manufactured Housing Community
                           4444 East Benson Highway
                         Tucson, Pima County, Arizona



                                 PREPARED FOR

                                Mr. Steve Waite
                              Windsor Corporation
                            6160 South Syracuse Way
                       Greenwood Village, Colorado 80111


                                     AS OF

                                  May 1, 2000



                                  PREPARED BY

                             WHITCOMB REAL ESTATE

                     [LETTERHEAD OF WHITCOMB REAL ESTATE]




June 1, 2000

Steve Waite
Windsor Corporation
6160 South Syracuse Way
Greenwood Village, Colorado 80111

RE:  320-Space Town & Country Estates
     Manufactured Housing Community
     4444 East Benson Highway
     Tucson, Pima County, Arizona


Dear Mr. Waite:

     At your request, we have inspected and appraised the above captioned property. We estimate the "as is" market value of the property rights outlined herein, as of May 1, 2000, based on an exposure period of six months, to be:

                 - SIX MILLION ONE HUNDRED THOUSAND DOLLARS -

                                 ($6,100,000)

     Our value estimate applies to the land as physically constituted, to the improvements actually in existence and reflects prevailing trends in the local real estate market. We have made a careful inspection, study, and analysis of the property, and have considered all factors which, in our opinion, would tend to influence the market value of the subject.

     Town & Country Estates is a fully developed family manufactured housing community containing a total of 320 spaces, with a clubhouse, two pools, Jacuzzi, playground, and four shuffleboard courts. The community has an on-site well and the Pima County Wastewater District furnishes sewer service.

Mr. Steve Waite
June 1, 2000
Page Two

     The rental rate at Town & Country Estates is currently $258.00 and includes water, sewer and trash. According to the manager, the physical occupancy of the subject is currently 95.0%. The manager occupies one unit, resulting in an economic occupancy of 94.7%.

     Our conclusion is premised on the Assumptions and Limiting Conditions as cited in our attached report, as well as the facts and circumstances as of the valuation date. This appraisal has been prepared in accordance with the "Uniform Standards of Professional Appraisal Practice" (USPAP) as published by the Appraisal Standard Board of the Appraisal Foundation.

     This appraisal assignment was not based on a requested minimum value, specific value, or the approval of a loan.

     We appreciate this opportunity to be of service to you. If you have any questions, please do not hesitate to contact us.

     This is a Summary Appraisal, which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the Uniform Standards of Professional Appraisal Practice for Summary Appraisal Reports. This report represents only summary discussions of the data, reasoning, and analyses employed in the appraisal process toward the development of our opinion of value. Supporting documentation has been retained in our files.

Very truly yours,

WHITCOMB REAL ESTATE


/s/ John H. Whitcomb JAG
John H. Whitcomb, MAI, CCIM


/s/ L. Drake Moore JAG
L. Drake Moore, MAI, CCIM
St. Cert. Gen. REA #TP40569

TABLE OF CONTENTS
-----------------

Table Of Contents...............................................   4
Photographs Of The Subject......................................   5
Summary Of Facts And Conclusions................................   6
Extent Of Confirming, Collecting And Reporting Data.............   7
Purpose, Function And Date Of The Appraisal.....................   7
Area/Neighborhood Description...................................   8
Manufactured Home Community Market Overview.....................  10
Land And Site Improvements......................................  11
Improvement Description.........................................  12
Ownership And Property History..................................  12
Occupancy.......................................................  12
Zoning And Other Land Use Controls..............................  13
Real Estate Assessment And Taxes................................  13
Marketability And Marketing Period..............................  14
Highest And Best Use............................................  15
Valuation Process...............................................  15
Income Capitalization Approach..................................  16
Sales Comparison Approach.......................................  24
Final Estimate Of Value.........................................  28
Certification...................................................  29
Assumptions And Limiting Conditions.............................  30

Addenda
Legal Description
Maps
Profile Of Appraiser

                PHOTOGRAPHS OF THE SUBJECT (Taken May 3, 2000)                 5


                            [PICTURE APPEARS HERE]

                            1. Entrance to Subject


                            [PICTURE APPEARS HERE]

                            2. Typical Street View

SUMMARY OF FACTS AND CONCLUSIONS
--------------------------------

  Property Appraised:           320-Space Town & Country Estates
  -------------------
                                Manufactured Home Community
                                4444 East Benson Highway
                                Tucson, Pima County, Arizona

  Property Rights
  ---------------
  Appraised:                    Fee Simple Interest, subject to tenant leases
  ----------

  Land Area:                    48.418 acres, or 2,109,104 square feet (Estimated by
  ----------
                                Appraiser)

  Improvements:                 320-manufactured home spaces, clubhouse with office
  -------------
                                two pools and recreation area.

  Owner:                        Windsor Park Properties 5 and 6
  ------

  Zoning:                       TH, Trailer Homesite Zone
  -------

  Highest and Best Use:         As Improved -- Current Use
  ---------------------

  Value Indications:            Income Approach                     $6,150,000
  ------------------
                                Sales Comparison Approach           $6,050,000

  Final Estimate of Value:      $6,000,000
  ------------------------

  Date of Appraisal:            May 1, 2000
  ------------------

  Date of Inspection:           May 3, 2000
  -------------------

EXTENT OF CONFIRMING, COLLECTING AND REPORTING DATA
---------------------------------------------------

     This assignment encompasses providing an "as is" market value of the fee simple title of the property and improvements, as of the specified date. This investigation included an overview of the area and local manufactured home market. We have inspected the subject and its environs, collected and analyzed market data, inspected the comparable and competitive properties, considered and applied the appropriate valuation methods and reconciled the final value estimate.

     The real estate interest appraised is that of ownership in fee simple interest, subject to the existing tenant leases. The property is appraised as if free and clear of mortgages, liens, servitude's and encumbrances, except those noted in the body of this appraisal.

PURPOSE, FUNCTION AND DATE OF THE APPRAISAL
-------------------------------------------

     The purpose of the appraisal is to express our opinion of the "as is" market value of the fee simple interest, subject to existing tenant leases, of the real estate, as of May 1, 2000. The information, opinions, and conclusions contained in this report have been prepared as a basis for portfolio valuation. The subject was physically inspected on May 3, 2000, and the date of this appraisal is May 1, 2000.

     Market Value is defined as: The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently, knowledgeably and assuming the price is not affected by undue stimulus.

     Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

     .    Buyer and Seller are typically motivated;

     . Both parties are well informed or well advised, and each acting in what he considers his own best interest;

     .    A reasonable time is allowed for exposure in the open market;

     . Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

     . The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale./1/

_______________________
/1/ The Office of the Thrift Supervision, 12 CFR 564.2(f).

AREA/NEIGHBORHOOD DESCRIPTION
-----------------------------

Location/Access
---------------

     The subject is located in Tucson, which is located within southeast Arizona, approximately 110 miles southeast of Phoenix, within the northeastern portion of Pima County. The city of Tucson serves as the county seat of Pima County. This area lies in the southern portion of the state and regional highway access is good with two interstates, I-10 and I-19, which traverse the county. Tucson is located approximately 409 miles southeast of Las Vegas, Nevada, 455 miles southwest of Albuquerque, New Mexico and 424 miles east of San Diego, California. It is the second largest city in the state and encompasses
156.04 square miles while the metropolitan area spreads over 495 miles. The subject lies approximately 6 miles southeast of the Central Business District of Tucson. Access to the neighborhood is excellent, offering all amenities, shopping, schools, churches, medical facilities and entertainment and recreation. Ingress and egress of the subject is rated adequate.

     Development has taken the form of mixed-use residential, commercial and light industrial type properties located along the major road frontages, typical of rural areas. Land use in the immediate vicinity of the subject is characteristic of the entire neighborhood. Existing uses along East Benson Highway are typical of older, industrial and retail strip types of development. The neighborhood is estimated to be 50% developed. There remain large contiguous tracts of land available for in-fill development.

Population
----------

     As of 1998, Pima County contained a total population of 790,755, and represents a 18.20 percent increase from 1990. The city of Tucson is the second largest city within the state with an estimated 1998 population of 458,675. This represents a 13.14 percent increase in total population since 1990. The surrounding area has exhibited a significant amount of population growth during the past two decades. This growth is attributed to job growth and attractive cost of living for the surrounding area. Population trends for the area are outlined on the following page.

Area/Neighborhood Analysis                                                     9

================================================================================
                          REGIONAL POPULATION TRENDS
                                                              1980 to 1990
                                                            Compound Annual
                             1980        1990       1998      Growth Rate
--------------------------------------------------------------------------------
Tucson                     330,537     405,390     458,675        2.29%
Pima County                531,896     668,750     790,755        2.58%
State of Arizona         2,718,215   3,763,350   4,668,631        3.68%
================================================================================

     It is estimated that the population levels of Pima County and other locations in the surrounding area will continue to increase in coming years. As of 1998, the per capita personal income for Pima County stood at $21,065 and represents a 29.2% increase from 1993.

Economic Base and Employment
----------------------------

     Pima County has a relatively diversified economic base and primary employment sectors include services (31.1%), government (23.1%), wholesale and retail trade (21.7%) and manufacturing (9.0%). Manufacturing employment within the Tucson area has more than doubled during the past 10 years and is attributed to the increase of high technology manufacturers which include AlliedSignal, 3M, Raytheon Missile Systems and Burr-Brown. Tourism also serves as an important source of income with over $2.8 billion in revenues during 1998. Mining also plays as an important role in the local economy. Employment growth trends for the surrounding area reflect the recession of the early 1990's and a full recovery. The unemployment rate has continued to decline as the total labor force has increased. This factor indicates job growth has outpaced the growth in the labor force. From 1994 to 1998, the total labor force within the MSA increased by 3.5 percent. Much of this growth has been in the service, manufacturing and government sectors. Major employers include University of Arizona (10,100 employed), Davis-Monthan Air Force Base (8,340), Hughes Missile Systems Co. (7,100), HealthPartners of South Arizona (4,300) and BHP Copper Co. (3,340).

     The labor force for the MSA numbered approximately 356,400 in April 1999 and represents a 3.2 percent increase from April 1998. As of April 1999, the estimated unemployment rate stood at 2.6%, and represents a decrease from April 1998. In addition, these figures are below both state and national unemployment levels.

Area/Neighbourhood Analysis                                                   10

Transportation
--------------

     Pima County has an abundant transportation network that allows convenient access to surrounding cities. Two interstate highways converge on the city and provide primary access to the surrounding areas. Interstate 10 extends northwest to Phoenix and southeast to El Paso, Texas. Interstate 19 extends south from Tucson to Nogales. Other primary routes include State Routes 86, 77 and 83. Commercial air service is available from the Tucson International Airport. Over 39+ trucking companies with several maintaining terminals within the surrounding area provide common carrier freight service. Southern Pacific and Amtrak provide railroad service, which serve the area. Overall, transportation facilities within the Pima County area are sufficient to serve the needs of both businesses and residents.

Summary
-------

     In summary, the Tucson and Pima County area looks favorable with most economic sectors experiencing strong growth from both relocations and expansions. With a diversified economy, a large measure of stability is ensured relative to many other areas. Although future rates of growth are not likely to match those of the early and mid 1990's, the overall prognosis of factors pertinent to the long-term real estate investment decision appears positive.

MANUFACTURED HOME COMMUNITY MARKET OVERVIEW
-------------------------------------------

     According to the 1998 U.S. Housing Market Map, Arizona ranked 13/th/ among states in the number of homes shipped in 1998. As shown on the following table, manufactured home shipments in Arizona have varied annually since 1996.

                                 Manufactured
                                Home Shipments

                         ===============================
                         Year                  Shipments
                         -------------------------------
                         1996                    8,095
                         -------------------------------
                         1997                    9,315
                         -------------------------------
                         1998                    8,611
                         ===============================
               Source: Arizona Manufactured Housing Association

     New communities are not being developed in the urban areas due to restrictive zoning ordinances. There is a wide range of rental rates in the marketplace. Generally speaking, lot rent ranges between $159.00 per month to $260.00 per month. Rates varied within some of the communities as lots on a corner, lots for multi-section homes and larger lots leased for higher than standard amounts. Typically, services included in the rental rate vary.

LAND AND SITE IMPROVEMENTS
--------------------------


     The subject site is irregularly shaped and contains approximately 48.418 +/- acres, or approximately 2,109,104 square feet of gross area. A survey was not available; therefore, the size of the subject site is an estimate. The subject tract is generally level and at grade with East Benson Highway.
Drainage of the tract appears adequate and no adverse soil or subsoil conditions were observed during the physical inspection of the site. Utility services connected and in service on the date of valuation include sanitary and storm sewer, electricity and telephone. An on-site well provides water to the community.

     Roadways arranged to maximize the use of the land access the individual lots in the community. Roadway improvements include:

     Street-bed:      East Benson Highway is an asphalt paved, two-lane roadway.
     ----------
                      The subject streets are asphalt paved 25-foot wide roadways.

     Sidewalks/Curb:  There are no sidewalks or curbs along the public streets
     --------------
                      or in the subject.

     Street Lights:   East Benson Highway does not have streetlights.  The
     -------------
                      subject park has pole mounted overhead streetlights along the right of way.

     Landscaping:     Sodded and planted areas extend along the entire
     -----------
                      perimeter and throughout the site.

     Encumbrances:    None Noted
     -------------

     Easements:       Standard utility easements are assumed to exist.
     ----------

     Encroachments:   None Noted
     --------------

     Our review of the deed and county property records did not reveal any adverse or potentially adverse interests that would affect the utility of the subject property. Specifically, there are no recorded, or otherwise known liens, defects in title or adverse easements. There are no rent controls in effect in Pima County.

Functional Utility
------------------

     The sites, which are irregular in shape and contains approximately 48.418 +/- acres, which is large enough to accommodate building improvements and roadways as well recreational amenities and green areas. The sites are considered functional for various residential development scenarios. The current development equates to an overall density of approximately 6.61 units per acre, which is above current development standards that tend toward larger lot sizes, wider streets and more green areas.

IMPROVEMENT DESCRIPTION
-----------------------


     The subject is improved with 320 manufactured housing community pads, arranged along streets configured to maximize the available lot spaces. All of the lots vary slightly in size and the density of the park is equal to 6.61 spaces per acre.

     The common area amenities include the clubhouse, two pools, and children's playground area. We have not estimated a separate value for these amenities, or equipment, as they are standard items found at most manufactured home communities. These amenities are typical, adequate and functional in use.

     The community and site improvements were built in 1971. The common areas, streets, amenities and individual mobile homes were observed to be in excellent overall condition, having been originally constructed of quality materials and having been maintained over the years. No significant item of deferred maintenance was noted and the current maintenance level is rated good.


OWNERSHIP AND PROPERTY HISTORY
------------------------------

     The ownership of the subject property is in the name of Windsor Park Properties 5 and 6. The Windsor Corporation purchased the subject property in November 1989. There have been no other sales or other transfers of the property of which the appraisers are aware. The subject is currently not listed for sale nor is there pending offers or current contracts for the sale of the property.

OCCUPANCY
---------

     Two fully developed manufactured home communities with 320 total spaces occupy the property. According to the manager, there are currently 16 vacant lots and the physical occupancy is 95.0%. In addition, the manager occupies one lot.

ZONING AND OTHER LAND USE CONTROLS
----------------------------------

     The property is zoned TH, Trailer Homesite. It is our opinion that the subject property is in conformance with the zoning code.

Flood Hazard
------------

     According to Flood Map Community Number 04019C2245K, dated February 8, 1999, the subject is located in Zone "X", which indicates areas of minimal flooding.

Environmental
-------------

     We observed no obvious areas of contamination on or about the site. We noted that there is an on-site waster water treatment plant and we have previously mentioned the spaces that have individual septic systems. We have no qualifications in environmental hazards and recommend an environmental audit be performed.


REAL ESTATE ASSESSMENT AND TAXES
--------------------------------

     The subject property is identified in the Pima County records under tax parcel number ###-##-####. The Full Cash Value (FCV) of the subject totals $2,198,584 and the Limited Primary Value (LPV) is $2,165,831. It is our opinion that the subject is under assessed. This not uncommon for manufactured housing communities since large parts of the value can be attributed to the entrepreneurial skill in acquiring the land and filling the community.

     Assessed values, for purposes of property taxation are determined on January 1, of each year. In the state of Arizona, manufactured housing communities are assessed at 10% of the Full Cash Value and Limited Primary Value. Properties are reassessed annually and equitability of assessments is not a basis for assessment in the state of Arizona. The 1999 current taxes total $39,841.22 and should be approximately the same in 2000.

     In the State of Arizona, property taxes are paid in arrears. Taxes are due and payable on or before December 31/st/.

MARKETABILITY AND MARKETING PERIOD
----------------------------------

     The subject is competitive with other properties in the marketplace and is marketable, although not considered a candidate for a resident purchase. Discussions with large institutional manufactured home community investor representatives and local area realtors, indicated that "properly priced", stable, well kept manufactured home communities should "be under contract" within a six month period in today's market.

     Our discussions also indicated overall capitalization rates were higher for all-age communities and dependent upon occupancy and condition. Pricing is established by processing gross income, reduced by a vacancy and credit loss factor, operating expenses and an additional capital charge based on overall condition, is deducted to arrive at a net operating income (NOI). Those surveyed indicated that at properties not operating at stabilized occupancy, they were unwilling to compensate a seller for any of the upside to be gained in filling the property.

     Interest rates are low and financial institutions are again willing to lend money for real estate projects with good occupancies. There has also been significant institutional investor interest in manufactured home community investments. In our opinion, the marketing period for the property would be within the range indicated by the industry participants or six months.

HIGHEST AND BEST USE
--------------------

     Highest and Best Use may be defined as: The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible and which results in the highest value."/2/

     We have considered all of the potential uses to which the subject is legally and physically adaptable. It is our opinion that the current use of the subject, as a 320-space, manufactured home community, represents the highest and best use of the subject.

VALUATION PROCESS
-----------------

     There are three recognized approaches to the valuation of real property:
Cost; Income; and, Direct Sales Comparison. The appropriateness of each approach varies with the type and age of the property under examination, as well as the quantity and quality of applicable market data as of the appraisal date. In the analyses and appraisal of the subject, we have considered the positive and negative aspects of each approach for this specific assignment.

     The Cost Approach provides a value indication based on the depreciated cost of the improvements added to land value. The Income Approach produce an estimate of value through an economic analysis of the net income derived from the property and is converted to a capital sum at an appropriate rate. The Sales Comparison Approach produces an estimate of value through a comparison of similar properties, which have been transferred in the local market.

     In the analysis of a fully occupied manufactured home community, investors are primarily concerned with cash flow to service any debt and the equity position. While development costs are important for developing communities, investors assume that these costs are adequately accounted for in rental levels. In communities where developers have made money on the sale of mobile homes by offering low space rental rates, an investor would not be willing to compensate a seller for any more than the income to be received. The subject is fully developed with no expansion possibilities, therefore a potential investor would be primarily interested in the cash flow and equity return and we have excluded the Cost Approach.

_______________________
/2/ The Appraisal Institute, The Appraisal of Real Estate, 10th Ed. Chicago: The Appraisal Institute, 1992, page 275.

INCOME CAPITALIZATION APPROACH
------------------------------

     As an introduction to the analysis of the subject it is helpful to identify the goals and objectives of both buyers and sellers of properties such as the subject.

     From the standpoint of a seller, maximum price is, of course, an initial goal. Tempered by capital gains considerations and the potential for recapture of book depreciation accruals, a seller is often forced to consider a negotiated price that may include such concessions as interim or permanent financing. Dictated by market forces, the rate, term, and amount of financing may be favorable, neutral, or unfavorable with respect to the ultimate selling price.

     The purchasers of investment realty naturally prefer to pay a minimum price subject to terms, and within the goal of price minimization seek:

     1. Cash flow relative to capital investment measured either on a pre-income tax or post-income tax basis.

     2.   Minimal capital investment to permit leverage.

     3.   Equity build-up through mortgage amortization.

     4.   Sheltered income through accumulation of book depreciation.

     5.   Capital accumulation through market appreciation.

     The relative importance of the above factors to an investor's formula is difficult to quantify. Institutional investors, speculators, developers, financial institutions, and syndicators do not uniformly apply the same investment strategies. Location, property size, tenant mix, age of the facility, absence or presence of long term leases, assignability of existing debt, condition of the facility, level of occupancy, quality of management, and other related factors are among the criteria that affect the marketability of an income-producing property in the market.

     The first step in the Income Approach to value involves the estimate of future net operating income to be generated by the subject property. The estimate of net operating income is derived through the process of estimating the total potential gross income (PGI from rentals and other sources, less any vacancy and credit loss producing an effective gross income (EGI) estimate. All expenses associated with the operation of the property are then deducted to yield a stabilized net operating income (NOI) estimate.

     A survey of the competitive properties is presented in summary form on the following page.

                            RENT COMPARABLE SUMMARY

===============================================================================================================================

 No.             Name                           Total          Monthly Rental        Services             Amenities
                Address                         Spaces/            Rate             Included In
                                                % Occ.          Concession             Rent
-------------------------------------------------------------------------------------------------------------------------------

  1     Country Club Estates MHP                  256/           $245.00 to            None           Pool and playground.
        5600 South Country Club Road             99.2%           $260.00
        Tucson, Arizona
-------------------------------------------------------------------------------------------------------------------------------

  2     Desert Classic Mobile Home                273/           $200.00 to            None           Clubhouse, pool and
        5250 South Campbell                       100%           $210.00                              playground.
        Tucson, Arizona

-------------------------------------------------------------------------------------------------------------------------------

  3     Mountain Vista Mobile Home Park           459/           $220.00 to            None           Clubhouse and two pools.
        4545 South Mission Road                  95.0%           $230.00
        Tucson, Arizona
-------------------------------------------------------------------------------------------------------------------------------

  4     Park Lane Mobile Home Park                136/           $250.00 to            None           Clubhouse, pool and
        5255 South Park Street                   97.1%           $260.00                              billiard room.
        Tucson, Arizona

-------------------------------------------------------------------------------------------------------------------------------

  5     Mobile Aire Mobile Home Park               80/           $159.00               None           Pool.
        6065 South Country Club Road              100%
        Tucson, Arizona
-------------------------------------------------------------------------------------------------------------------------------

Subj.   Town & Country Estates MHP                320/           $258.00          Water, sewer and    Clubhouse, 2 pools with
        4444 E. Benson Highway                   95.0%                            trash pick-up.      spa, billiards and
        Tucson, Arizona                                                                               shuffleboard.


===============================================================================================================================

Income Capitalization Approach                                                18

Income Analysis
---------------

    The general market practice is on a base lot rent charged on a monthly basis. The base lot rent in our survey ranged from $159.00 to $260.00 per month, as indicated by the rent comparables recited in this report. As shown by our survey, the subject's lot rents are within the market range. In our forecast of total rental income, we have projected 12 months at the current rent levels. Based on the current rent roll, the total monthly rent amounts to $82,560 and the average monthly rental rate for the 320 units is equivalent to $258.00. The potential gross income from rentals is $990,720 per year.

Vacancy and Credit Loss
-----------------------

    The subject is an all-age community currently 95.0% physically occupied with 16 of the 320 sites vacant. The market currently ranges from 95.0% to 100%. We have estimated vacancy and credit loss at 7.0% of total potential gross income, or $69,350.

Other Income
------------

    Additional income is typically derived from sources such as storage fees, labor charges to the tenants, commissions on sales and rentals of the units. Historically, the subject has generated from $23.50 per space in 1998 to $37.01 per space in 1999, in other income. We have based our estimate of other income on the historical levels, estimating this income at $30.00 per space, or $9,600 annually.

Effective Gross Income (EGI)
----------------------------

    Effective Gross Income is derived from income based upon the current economic rent less a vacancy and credit loss allowance for present and anticipated losses due to tenant changes, plus any additional income. Thus potential gross rental income of $990,720 less a vacancy and credit loss allowance in the amount of $69,350 or 7.0% produces an effective gross income from rentals estimate of $921,370. To this we add income derived from other sources, which totals $9,600, arriving at an effective gross income estimate of $930,970.


    =======================================================================

                 Town & Country Manufactured Housing Community
                            Effective Gross Income

    =======================================================================
    Gross Potential Rental Income:
                          Monthly              Monthly
        Spaces             Rent                 Total            Annualized
    -----------------------------------------------------------------------
             320          $  258.00            $ 82,560          $  990,720
    Less:
     Vacancy & Credit Loss                                 7.0%     (69,350)
                                                                 ----------
    Effective Gross Income From Lot Rentals                      $  921,370
    Miscellaneous Income                                              9,600
                                                                 ----------
    Effective Gross Income                                       $  930,970
    =======================================================================

============================================================================================================================

                                 Town & Country Manufactured Housing Summary of Historical Operations


                                     Pct. of     $ Per                 Pct. of     $ Per                 Pct. of     $ Per
                            1996      Income     Space        1997      Income     Space        1998      Income     Space
----------------------------------------------------------------------------------------------------------------------------
Income:
Rents                    $ 663,011    98.74%  $ 2,071.91   $ 732,672    98.91%  $ 2,289.60   $ 785,827    99.05%  $ 2,455.71
RV Rent                        252     0.04%        0.79           -     0.00%           -           -     0.00%           -
Utility Income                 152     1.89%        0.48           -     0.00%           -           -     0.00%           -
Miscellaneous/Other          8,034     1.20%       25.11       8,097     1.09%       25.30       7,520     0.95%       23.50
                         ---------------------------------------------------------------------------------------------------
Total Income             $ 671,449   101.87%    2,098.28   $ 740,769   100.00%    2,314.90   $ 793,347   100.00%  $ 2,479.21

Expenses:
Insurance                   13,092     1.95%       40.91      15,927     2.15%       49.77       4,402     0.55%       13.76
Office                      41,605     6.20%      130.02      46,060     6.22%      143.94      41,159     5.19%      128.62
Maintenance & Supplies      22,284     3.32%       69.64      34,520     4.66%      107.88      30,209     3.81%       94.40
Management Expense          33,580     5.00%      104.94      36,983     4.99%      115.57      39,496     4.98%      123.43
Wages & Benefits            65,936     9.82%      206.05      87,087    11.76%      272.15      94,567    11.92%      295.52
Property Taxes              31,501     4.69%       98.44      31,681     4.28%       99.00      34,282     4.32%      107.13
Utilities                   89,969    13.40%      281.15      98,742    13.33%      308.57      96,080    12.11%      300.25
                         ---------------------------------------------------------------------------------------------------
Total Expenses           $ 297,967    44.38%  $   931.15   $ 351,000    47.38%  $ 1,096.88   $ 340,195    42.88%  $ 1,063.11

Net Operating Income     $ 373,482    55.62%  $ 1,167.13   $ 389,769    52.62%  $ 1,218.03   $ 453,152    57.12%  $ 1,416.10
============================================================================================================================

============================================================
                                       Pct. of     $ Per
                             1999      Income      Space
 -----------------------------------------------------------
Income:
Rents                      $874,420     98.66%     $2,732.56
RV Rent                           -      0.00%             -
Utility Income                    -      0.00%             -
Miscellaneous/Other          11,842      1.34%         37.01
                           ---------------------------------
Total Income               $886,262    100.00%     $2,769.57

Expenses:
Insurance                     5,862      0.66%         18.32
Office                       45,108      5.09%        140.96
Maintenance & Supplies       30,718      3.47%         95.99
Management Expense           44,313      5.00%        138.48
Wages & Benefits            101,836     11.49%        318.24
Property Taxes               38,087      4.30%        119.02
Utilities                    95,485     10.77%        298.39
                           ---------------------------------
Total Expenses             $361,409     40.78%     $1,129.40

Net Operating Income       $524,853     59.22%     $1,640.17
============================================================

Income Capitalization Approach                                                20

Operating Expense Analysis
--------------------------

Insurance: Historically, this expense has exhibited a decreasing trend.  Our
---------
estimate of this expense has been stabilized based on the historical amounts, or $20.00 per space per year. This is equal to $6,400 annually or approximately 0.69% of the effective gross income.

Administrative/Office: Historically, this expense has varied since 1997.  In the
---------------------
financial statements, this expense does include some corporate expense items, which we have not considered. We have stabilized our estimate of this expense at $140.00 per space per year, which is equal to $44,800 or approximately 4.81% of the estimated effective gross income.

Maintenance and Repair: Historically, this expense has varied.  We have based
----------------------
our estimate on the indicated historical trend at $100.00 per space per year or $32,000 annually, believed adequate to properly maintain the community. This amount is equal to approximately 3.44% of the estimated effective gross income.

Management Fees: This expense typically includes off-site management, the
---------------
oversight of the on-site manager and monthly bookkeeping functions. We used a rate of 5% of the effective gross income estimate, typical in the market place, equal to $46,548 or $145.46 per space per year.

Wages and Benefits: Historically, this expense has steadily increased.  We have
------------------
based our estimate on the historical data at $325.00 per space per year or $104,000, which is equal to 11.17% of the estimated effective gross income.

Property Taxes: This category is project specific due to location.  Based on our
--------------
analysis of the historical tax trends, we have estimated the tax liability to be $39,850. This equates to $124.53 per space per year or approximately 4.28% of the estimated effective gross income.

Utilities:  The expense is expected to cover the cost of providing water, sewer
---------
and trash pick-up and the utility expense related to the common area. We have utilized $300.00 per space. This is equal to $96,000, or approximately 10.31% of the estimated effective gross income.

Reserves:  This expense category represents the inclusion of set-asides for
--------
major recurring or capital type expenditures experienced periodically by any property. We have used $25.00 per space per year, believed adequate to cover future capital costs. This equates to $8,000 annually or 0.86% of (EGI).

Total Expenses: To summarize, we have stabilized total operating expenses for
--------------
the subject property at $377,598. This estimate is equal to 40.56% of the Effective Gross Income (EGI) estimate or $1,180.00 per space per year. As shown, expenses have historically ranged between 40.78% (1999) and 47.38%
(1998).

Income Capitalization Approach                                                21

================================================================================

                Town & Country Manufactured Housing Community
                        Stabilized Operating Statement

                                                            % of        $ per
                                             Amount         EGI         Space
================================================================================
Total Effective Gross Income                $ 930,970      100.00%    $ 2,909.28

Expenses
Insurance                                   $   6,400        0.69%    $    20.00
Office                                         44,800        4.81%        140.00
Maintenance & Repairs                          32,000        3.44%        100.00
Management Expense                             46,548        5.00%        145.46
Wages & Benefits                              104,000       11.17%        325.00
Property Taxes                                 39,850        4.28%        124.53
Utilities                                      96,000       10.31%        300.00
Reserves                                        8,000        0.86%         25.00
                                            ------------------------------------
Total Expenses                              $ 377,598       40.56%    $ 1,180.00

Net Operating Income                         $553,371       59.44%    $ 1,729.28
================================================================================

Income Capitalization Approach                                                22

Selection of a Capitalization Rate
----------------------------------

     Direct capitalization of terminal net operating income by an overall capitalization rate extracted from the market provides an excellent indication of market value. Purchasers of manufactured home communities most often utilize this method. This method is easily understood, closely related to the market, and convincing if the overall rates abstracted from recent sales are from comparable sale properties and accurate income data are available.

Market Data
-----------

     The comparable sale data indicated an overall capitalization rate between 8.22% and 10.30%. The data indicates a narrow range in overall capitalization rates, which tend to be influenced by the size of the community, its occupancy, expense ratio, age and condition, amenity package and location.


     ======================================================================
     Sale      Sale Date     Vacancy Rate    Expense Ratio    Overall Rate
     ----------------------------------------------------------------------
      1      February 1999       3.0%           32.2%             9.78%
     ----------------------------------------------------------------------
      2      February 1999       7.0%           35.0%             9.00%
     ----------------------------------------------------------------------
      3      December 1998       1.0%           29.5%            10.30%
     ----------------------------------------------------------------------
      4      November 1997         0%           36.8%            10.00%
     ----------------------------------------------------------------------
      5      July 1997           5.0%           35.0%            9.35%
     ======================================================================

     The comparable sale data represents recent sales of all age communities in Arizona. The upper end of the indicated range is represented by sales that are inferior in quality and amenities to the subject property. Sale Comparable Numbers Two, Three and Five are also inferior in terms of condition to the subject property. However, Sales Comparable Numbers 1 and 5 are situated in superior residential areas and reflect reduced risk. Based on these considerations, we have concluded an overall capitalization rate of 9.0%.

Debt Coverage Ratio Method
--------------------------

     We have also developed an overall rate through the Debt Coverage Ratio analysis. Current commercial lending policies indicate a mortgage loan of 75% of market value, based on a 20-year amortization schedule at an annual interest rate of 8.00%, which yields an annual mortgage constant of 10.037%. A minimum debt coverage ratio (DCR) of 1.25 to 1.00 would likely be required for a property similar to the subject. Based on these assumptions an overall capitalization rate has been developed, as presented below:

Income Capitalization Approach                                                23

   ==========================================================================================
            M                       F                      DCR                     OAR
                         X                       X                          =
   Loan to Value Ratio      Mortgage Constant        Debt Coverage Ratio        Overall Rate
   ------------------------------------------------------------------------------------------
           0.75                   0.10037                     1.25                 0.09410
  -------------------------------------------------------------------------------------------

         Rounded                                                                    9.4%
  ===========================================================================================

     The Debt Coverage Ratio method indicated a capitalization rate based upon financing by local banks. However, as the popularity of manufactured home community investments has increased, alternate sources of financing have become available through insurance companies and conduit programs.

     The rate via the debt coverage ratio is supportive of the rate concluded from the market data. Our estimate of the market value of the subject, indicated by the Income Capitalization Approach, is calculated as follows:

        Net Operating Income   Overall Capitalization Rate    Market Value
        $553,371                    divided by 0.090           $6,148,568

        Rounded                                                $6,150,000

SALES COMPARISON APPROACH
-------------------------


     The fundamental premise of the Sales Comparison Approach is the concept that the analysis of sales of reasonably similar properties provides an appraiser with empirical data from which observations and conclusions about the property being appraised can be made. Proper application of the approach requires that:

     1. Only market transactions be weighed, and the data of each transaction be confirmed to the greatest extent possible.

     2. The degree of comparability of each sale to the subject be considered; differences in physical, functional, and economic characteristics be noted; and adjustments for the differences be made.

     3. The value conclusion is consistent with the analysis of the sales data.

     So that a conclusion from the analysis of the sales data can be drawn, a unit of comparison has been selected. Calculation of a unit of comparison provides a common denominator by which the market sales can be related to each other and to the subject property. The commonly accepted unit of comparison in the valuation of manufactured home communities is the selling price per space.

     While a diverse array of transactions was initially considered, the sales selected for direct comparison to the subject are those transactions that are most similar to the subject. For dissimilar features adjustments are made indicating the price at which the subject could be expected to sell. In making adjustments, all relevant factors were considered including:

     1.   Nature of surrounding development.

     2.   Size.

     3.   Availability of competing properties.

     4.   Effect of time on selling prices.

     5.   Age and condition of the improvements.

     Based on our investigation, the following five sales of all age communities are the most significant transactions for direct comparison with the subject.

                                                     Summary of Sale Comparables

===================================================================================================================================
No.    Name                               Sale Price/            Total          Price/        Average       E.G.I.M./     O.A.R.
       Address                             Sale Date            Spaces/         Space         Lot Rent      Expense %
                                        (Adj. For Cash         Occupancy
                                          Equivalency)
-----------------------------------------------------------------------------------------------------------------------------------
 1     Mesa Dunes                         $9,500,000              451/         $21,064        $ 235.00        6.94/        9.78%
       7807 E. Main Street              February 1999            97.0%                                       32.16%
       Mesa, Maricopa County, Arizona
-----------------------------------------------------------------------------------------------------------------------------------

 2     Cactus Garden                      $1,685,000               75/         $22,467        $ 200.00        7.22/         9.0%
       233 W. Irvington Place           February 1999            93.0%                                        35.0%
       Tucson, Pima County, Arizona
-----------------------------------------------------------------------------------------------------------------------------------

 3     El Molina Mobile Home Park         $1,675,000              103/         $16,262        $ 200.00        6.84/        10.3%
       1552 W. Miracle Mile             December 1998              99%                                        29.5%
       Tucson, Pima County, Arizona
-----------------------------------------------------------------------------------------------------------------------------------

 4     Fiesta Village                     $3,500,000              172/         $20,349        $ 250.00        6.32/        10.0%
       235 W. Southern Avenue           November 1997             100%                                       36.82%
       Mesa, Maricopa County, Arizona
-----------------------------------------------------------------------------------------------------------------------------------

 5     Westward Ho Mobile Home Park       $2,150,000              113/         $19,027        $ 140.00        6.95/        9.35%
       3810 N. Romero Road                July 1997              95.0%                                        35.0%
       Tucson, Pima County, Arizona
===================================================================================================================================

Sales Comparison Approach                                                    26


     As previously stated, the Sales Comparison Approach involves investigating recent transfers of properties similar to the subject. The properties, which have been compared to the subject, have been discussed below:

     Sale Comparable Number One is Mesa Dunes Mobile Home Park in Mesa, Arizona. The all age community has 451 spaces and sold in February 1999 for $9,500,000, or $21,064 per space. Based on an effective gross income of $1,368,869, the EGIM was 6.94. The overall rate was 9.78%. The average lot rent at the time of sale was approximately $235.00. The expenses represented approximately 32.16% of the effective gross income. The community was 97.0% occupied at the time of sale.

     Sale Comparable Number Two is the Cactus Garden Mobile Home Park in Tucson, Arizona. This 75-space all ages community sold for $1,685,000 and equates to a sale price per space of $22,467. Based on an effective gross income of $233,308, the EGIM was 7.22. The expenses represented approximately 35.0% of the effective gross income and the indicated overall capitalization rate was 9.0%, based on a net operating income of $151,650. This community was built in 1973 and was 93.0% occupied at the time of sale.

     Sale Comparable Number Three is the El Molina Mobile Home Park in Tucson, Arizona. The 103-space all age community sold for $1,675,000 in December 1998. The cash equivalent price equates to a sale price per space of $16,262. Based on an effective gross income of $244,728, the EGIM is 6.84. The indicated overall capitalization rate was 10.3%, which would indicate a net operating income of $172,525. The average lot rent at the time of sale was $200.00. The park was 99.0% occupied at the time of sale.

     Sale Comparable Number Four is Fiesta Village Mobile Home Park in Mesa, Arizona. This 172-space all age community sold for a cash equivalent price of $3,500,000 in November 1997. The price equates to a sale price per space of $20,349. Based on an effective gross income of $554,000, the EGIM was 6.32. The expenses represented 36.82% of the effective gross income and the indicated overall capitalization rate was 10.0%, based on a net operating income of $350,000. This community was 100% occupied at the time of sale.

     Sale Comparable Number Five is the former Westward Ho Mobile Home Park in Tucson, Arizona. This 113-space all age community sold for $2,150,000 in July 1997. The price equates to a sale price per space of $19,027. Based on an effective gross income of $309,168, the EGIM was 6.95. The expenses were 35.0% of the effective gross income and the indicated overall capitalization rate was 9.35%, based on a net operating income of $200,959. This community was 95.0% occupied at the time of sale. The comparable is now a part of Continental West manufactured housing community.

Sales Comparison Approach                                                    27


     All of the sales were fee simple transactions, with no abnormal financing. There were no abnormal sale conditions known to have occurred and all of the sales represent transactions that have taken place over the last nine months, having traded under similar market conditions.

     Other adjustments, typically considered, are location, amenities, age and condition, occupancy, etc., and are reflected in the average lot rent. A tenant is typically willing, absent other factors, to pay more lot rent for a better located, newer community. This also holds true for amenities, age and other factors. The average lot rent reflects, in most cases, the market perception of a property's position in the marketplace. It is also typical that lot rent increases contribute to increases in net operating income. Alternatively, we have employed the Effective Gross Income Multiplier (EGIM), in this analysis.

     The Effective Gross Income Multiplier for the comparable sale properties ranged between 6.32 and 7.22. As previously discussed, the EGIM is essentially a function of the average lot rent. The average lot rent is a function of the physical aspects of the property, such as age and condition, location and amenities. EGIM's also reflect the market's perception of the potential for future rent increases.

     The subject is an all age community with a 5.0% physical vacancy. The subject was observed to be in good condition and has a good location in near Interstate 10 and Valencia Road in Tucson, Arizona. The comparables all had an expense ratio lower than the subject, ranging from 29.5% to 35.0%. By comparison, the subject has a forecast expense ratio of 40.56%. Based on these considerations, we have concluded an EGIM in the lower end of the indicated range, processing the subject's Effective Gross Income of $930,970 with an EGIM of 6.3.


          Thus $930,970         x 6.5 is               $6,051,302

          Rounded,                                     $6,050,000


     On a per space basis, this is equivalent to $18,906.

FINAL ESTIMATE OF VALUE
-----------------------


     The two approaches to value applied in the subject analysis yielded these conclusions:


          Income Capitalization Approach               $6,150,000

          Sales Comparison Approach                    $6,050,000

     Depending on the circumstances of an appraisal, the two approaches to value apply to various degrees. The income capitalization approach indicates the amount at which a prudent investor might be interested in acquiring the property. The sales comparison approach reflects demand and reasonable selling price expectancy as evidenced by sales of similar properties.

     In the reconciliation, we reviewed each approach to value (a) to ascertain the reliability of the data and (b) to weight the approach that best represented the actions of typical users and investors in the marketplace.

     The income capitalization approach depends on the principles of substitution and anticipation. This approach postulates that the value of a property derives from the net income the property will produce during its economic life. Investors in the market predicate their decisions on economic factors oriented to the market and concern themselves with net income and its durability. The income capitalization approach synthesizes the capitalized return to and of the improvements and to the land. In the current instance, the availability of sufficient reliable and supportable historical data for the subject, made the income capitalization approach a reliable gage of the market value of the subject.

     The sales comparison approach uses a number of value indicators, both physical and economic, including investors' strategies and attitudes reflected in documented market transactions. The principle of substitution is the basis of this approach, which states that a prudent investor will pay no more to buy a property than the cost to buy a comparable substitute property. In the valuation of the subject property, the sales comparison approach was considered reliable.

     The two approaches reflect a narrow range of value. Our opinion of value is based on the Income Approach, as buyers are most concerned with cash flow to service debt. Our opinion of the market value of the subject, based on a reasonable exposure period of six months, as of May 1, 2000 was:

                 - SIX MILLION ONE HUNDRED THOUSAND DOLLARS -

                                 ($6,100,000)

CERTIFICATION
-------------

I certify that, to the best of my knowledge and belief:

     .    The statements of fact in this report are true and correct.

     . The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and is my personal, unbiased professional analyses, opinions, and conclusions.

     . I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

     . My compensation is not contingent on the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

     . To the best of my knowledge and belief, the reported analyses, opinions, and conclusions were developed and this report was prepared in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation, the Code of Professional Ethics, and the Standards of Professional Practice of the Appraisal Institute.

     . The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

     . As of the date of this report, L. Drake Moore, MAI, CCIM has completed the requirements under the continuing education program of the Appraisal Institute.

     . L. Drake Moore, MAI, CCIM has made a personal inspection of the property that is the subject of this report.

     . John H. Whitcomb, MAI, CCIM provided significant professional assistance to the person signing this report.

     . I am in compliance with the competency provisions of the Uniform Standards of professional Appraisal Practice of the Appraisal Foundation.

     . This appraisal assignment was not based on a requested minimum value, specific value, or the approval of a loan.


/s/ L. Drake Moore JAG
L. Drake Moore, MAI, CCIM
St. Cert. Gen. REA #TP40569

ASSUMPTIONS AND LIMITING CONDITIONS
-----------------------------------


The primary assumptions and limiting conditions pertaining to the conclusion in this report are summarized below.

To the best of our knowledge and belief, the statements of facts contained in the appraisal report, upon which the analysis and conclusion expressed are based, are true and correct. Information, estimates and opinions furnished to us and contained in the report or utilized in the formation of the value conclusion were obtained from sources considered reliable and believed to be true and correct. However, no representation, liability or warranty for the accuracy of such items is assumed by or imposed on us, and is subject to corrections, errors, omissions and withdrawal without notice.

The legal description of the appraised property, as exhibited in the report is assumed correct.

The valuation may not be used in conjunction with any other appraisal or study. The value conclusion stated in this appraisal is based on the program of utilization described in the report, and may not be separated into parts. The appraisal was prepared solely for the purpose and party so identified in the Purpose and Function of the Report. The appraisal report may not be reproduced, in whole or in part, and the findings of the report may not be utilized by a third party for any purpose, without the written consent of Whitcomb Real Estate.

No change of any item in any of the appraisal report shall be made by anyone other than Whitcomb Real Estate and we shall have no responsibility for any such unauthorized change.

The property has been appraised as though free and clear of mortgages, liens, leases, servitudes and encumbrances, except as may be described in the appraisal.

We are not required to give testimony or to be in attendance at any court or administrative proceeding with reference to the property appraised unless additional compensation is agreed to and prior arrangements have been made.

Unless specifically stated, the value conclusion contained in the appraisal applies to the real estate only, and does not include personal property, machinery and equipment, trade fixtures, business value, goodwill or other non-realty items. Income tax considerations have not been included or valued unless so specified in the appraisal. We make no representations as to the value changes which may be attributed to such considerations.

Neither all nor any part of the contents of the report shall be disseminated or referred to the public through advertising, public relations, news or sales media, or any other public means of communication or referenced in any publication, including any private or public offerings including buy not limited to those filed with Securities and Exchange Commission or other governmental agency, without the prior written consent and approval of and review by Whitcomb Real Estate.

Assumptions and Limiting Conditions                                          31

In completing the appraisal, it is understood and agreed that the report are not now intended, and will not be used in connection with a real estate syndication.

Good and marketable title to the interest being appraised is assumed. We are not qualified to render an "opinion of title," and no responsibility is assumed or accepted for matters of a legal nature affecting the property being appraised. No formal investigation of legal title was made, and we render no opinion as to ownership of the property or condition of its title.

Unless otherwise noted in the appraisal, it is assumed that there are no encroachments, zoning, building, fire or safety code violations, or restrictions of any type affecting the subject property. It is assumed that the property is in full compliance with all applicable federal, state, local and private codes, laws, consents, licenses and regulations, and that all licenses, permits, certificates, approvals, franchises, etc. have been secured and can be freely renewed and/or transferred to a purchaser.

It is assumed that the utilization of the land and any improvements are within the boundaries or property lines of the property described, and that there are no encroachments, easements, trespass, etc., unless noted within the report. We have not made a survey of the property, and no responsibility is assumed concerning any matter that may be disclosed by a proper survey. If a subsequent survey should reflect a differing land area and/or frontages, we reserve the right to review our final value estimate.

All maps, plats, building diagrams, site plans, floor plans, photographs, etc. incorporated into the appraisal are for illustrative purposes only, to assist the reader in visualizing the property, but are not guaranteed to be exact. Dimensions and descriptions are based on public records and/or information furnished by others, and is not meant for use as a reference in legal matters of survey.

Management is assumed to be competent, and the ownership to be in responsible hands. The quality of property management can have a direct effect on a property's economic viability and value. The financial projection contained in the appraisal assumes responsible ownership and competent management. Any variance from this assumption could have a significant impact on the final value estimate.

We assume that there are no hidden or unapparent conditions of the property's soil, subsoil or structures, which would render them more or less valuable. No responsibility is assumed for such conditions, or for engineering which might be required to discover such factors. Detailed soil studies were not made available to us, so statements regarding soil qualities, if made in the report, are not conclusive but have been considered consistent with information available to us and provided by others. In addition, unless stated otherwise in the appraisal, the land and soil of the area under appraisement appears firm and solid, but the appraisal does not warrant this condition.

The appraisal report covering the subject is limited to surface rights only, and does not include any inherent subsurface or mineral rights.

The appraisal is made for valuation purposes only. It is not intended nor to be construed to be an engineering report. We are not qualified as structural or environmental engineers and we are not qualified to judge the structural and environmental integrity of the improvements, if any. Consequently, no warranty, representations or liability are assumed for the structural soundness, quality, adequacy or capacities of said improvements and utility services, including the construction materials, particularly the roof, foundations, and equipment, including the HVAC systems, if applicable. Should there be any question concerning them, it is strongly recommended that an Engineering, Construction, and/or Environmental inspection be obtained.

Assumptions and Limiting Conditions                                           32

The value estimate stated in this appraisal, unless otherwise noted, is predicated on the assumption that all of the improvements, equipment and building services, if any, are structurally sound and suffer no concealed or latent defects or inadequacies other than those noted in the appraisal.

Any proposed construction or rehabilitation referred to in the appraisal report is assumed to be completed within a reasonable time and in a workmanlike manner according to or exceeding currently accepted standards of design and methods of construction.

Any areas or inaccessible portions of the property or improvements not inspected are assumed to be as reported or similar to the areas which are inspected.

Unless specifically stated in the report, we found no obvious evidence of insect infestation or damage, dry or wet rot. Since a thorough inspection by a competent inspector was not performed for us, the subject improvements, if any, is assumed to be free of existing insect infestation, wet rot, dry rot, and any structural damage which may have been caused by pre-existing infestation or rot which was subsequently, treated.

In the appraisal assignment, the existence of potentially hazardous material used in the construction, maintenance or servicing of the improvements, such as the presence of urea-formaldehyde foam insulation, asbestos, lead paint, toxic waste, underground tanks, radon and/or any other prohibited material or chemical which may or may not be present on or in the subject property, was, unless specifically indicated in the report, not observed by us, nor do we have any knowledge of the existence of such materials on or in the property. We, however, are not qualified to detect such substances. The existence of these potentially hazardous materials may have a significant effect on the value of the property. The client is urged to retain an expert in this field, if desired. The value conclusion assumes the property is "clean" and free of any of these adverse conditions unless notified to the contrary in writing.

No effort has been made to determine the possible effect, if any, on the subject property of energy shortages or present or future federal, state or local legislation, including any environmental or ecological matters or interpretations thereof.

We take no responsibility for any events, conditions or circumstances affecting the subject property or its value, that take place subsequent to either the effective date of value cited in the appraisal or the date of our field inspection, which ever occurs first.

The estimates of value stated in this appraisal apply only to the effective dates of value stated in the report. Value is affected by many related and unrelated economic conditions within a local, regional, national and/or worldwide context, which might necessarily affect the prospective value of the subject property. We assume no liability for an unforeseen change in the economy, or at the subject property, if applicable.

We believe that the underlying assumptions and current conditions provide a reasonable basis for the value estimate stated in this appraisal. However, some assumptions or projections inevitably will not materialize and unanticipated events and circumstances may occur during the forecast period. These could include major changes in the economic environs; significant increases or decreases in current mortgage interest rates and/or terms or availability of financing altogether; property assessment; and/or major revisions in current state and/or federal tax or regulatory laws. Therefore, the actual results achieved during the projected holding period and investor requirements relative to anticipated annual returns and overall yields could vary from the projection. Thus, variations could be material and have an impact on the individual value conclusion stated herein.

Assumptions and Limiting Conditions                                          33

The Americans with Disabilities Act (ADA) became effective January 26, 1992.
The appraiser has not made a specific compliance survey and analysis of this property to determine whether it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, possible noncompliance with the requirements of ADA was not considered in estimating the value of the property.

                                    ADDENDA

                               LEGAL DESCRIPTION

                              LEGAL DESCRIPTION

PARCEL 1

LOT 3 OF TRAILERANCHO ESTATES, A SUBDIVISION OF PIMA COUNTY, ARIZONA, ACCORDING TO THE MAP OR PLAT THEREOF OF RECORD IN THE OFFICE OF THE COUNTY RECORDER OF PIMA COUNTY, ARIZONA, IN BOOK 21 OF MAPS AND PLATS AT PAGE 49 THEREOF.

PARCEL 2

ALL THAT PORTION OF SECTION 10, TOWNSHIP 15 SOUTH, RANGE 14 EAST, GILA AND SALT RIVER BASE AND MERIDIAN, PIMA COUNTY, ARIZONA, LYING BETWEEN LOTS 1 AND 2 OF TRAILERANCHO ESTATES, A SUBDIVISION OF PIMA COUNTY, ARIZONA, ACCORDING TO THE MAP OR PLAT THEREOF OF RECORD IN THE OFFICE OF THE COUNTY RECORDER OF PIMA COUNTY, ARIZONA, IN BOOK 21 OF MAPS AND PLATS AT PAGE 49 THEREOF, AND SOUTH OF THE TUCSON-BENSON HIGHWAY.


If an Event has occurred, Lender shall notify Borrower in writing at the address set forth above of said Event, except

                                     MAPS

                            [AREA MAP APPEARS HERE]

                        [NEIGHBORHOOD MAP APPEARS HERE]

                  [RENT COMPARABLE LOCATION MAP APPEARS HERE]

                  [SALE COMPARABLE LOCATION MAP APPEARS HERE]

                             PROFILE OF APPRAISER

                             PROFILE OF APPRAISER

                              L. DRAKE MOORE, MAI
                         St. Cert. Gen. REA #1321098-G

REAL ESTATE EXPERIENCE
----------------------

Appraiser
Whitcomb Real Estate
Tampa, FL

    Specialize in complex real estate valuations and consulting projects. Property types include manufactured home communities, recreational vehicle parks, self-storage facilities, hotels, manufacturing plants, office buildings, retail buildings and other types of commercial establishments as well as special use facilities. Mr. Moore has also owned and operated the L.D. Moore Company, a commercial appraisal firm in Dallas, Texas since 1991.

Senior Appraiser/Manager
Marshall and Stevens, Inc.
Dallas, TX and Tampa, FL

    Specialized in preparing appraisals for land and buildings in industrial, commercial and residential uses. Performed appraisals for purposes of sale/purchase, property tax appeals, syndication, financing and allocation of purchase price. December 1988 to September 1990.

Appraiser
Appraisal & Acquisition, Inc.
Lakeworth, Florida

    Prepared appraisals on hotels and other commercial properties for purposes of sale/purchase, property tax appeals, financing and allocation of purchase price. September 1987 to December 1988.

Appraiser
Laventhol & Horwath
Dallas, Texas

    Specialized in preparation of appraisals on hotel and commercial properties. Performed appraisals for purposes of sale/purchase, financing and allocation of purchase price. September 1985 to September 1987.

Profile of the Appraiser


BANKING EXPERIENCE
------------------


Vice President
BF Saul Mortgage Company
Arlington, Texas

     Managed branch office and originated non-confirming single-family mortgages in addition to investor and commercial mortgages loans for BF Saul and Chevy Chase Savings. March 1983 to 1985.


PROFESSIONAL AFFILIATIONS
-------------------------

MAI, Member Appraisal Institute

State Certified General Real Estate Appraiser
Florida #0002401
Georgia #004008
Texas #1321098-G

Real Estate Broker License
Florida #0512812
Texas #0283892

PARTIAL LIST OF CLIENTS AND PROPERTIES
--------------------------------------

Apartments
----------

Candlelight         Lenexa, KS            Oaktree Square      Grandview, MS
Cedars              Irving, Texas         Pineridge           Arlington, TX
Claridge            Dallas, TX            Regency Cove        Tampa, FL
Elmwood             West Palm Beach, FL   Parkwood            Broken Arrow, OK
Hunters Glen        Kansas City, KS       Santa Fe Village    Kansas City, MS
Monticeto           Austin, TX            Towne Oaks          Austin, TX

Manufactured Home Communities and Recreational Vehicle Parks
------------------------------------------------------------

Aberdeen            Ormond Beach, FL      Oak Hills           Kyle, TX
Aztec               Kyle, Texas           Ramblewood          Barnwell, SC
Boulevard Estates   Pasadena, TX          Regency Cove        Tampa, FL
Casa del Monte      West Palm Beach, FL   Rolling Meadows     Columbia, SC
Carolina Village    Concorde, NC          Rose Bay            Port Orange, FL
Denton West         Denton, TX            Tropic Isles        Palmetto, FL
Dessau              Austin, TX            Victoria Lakes      Lexington, SC

Profile of Appraiser

Hacienda Village         New Port Richey, FL      Villa del Sol            Bradenton, FL
Hermitage Farms          Camden, SC               Windsor City             Sumter, SC


Self-Storage Facilities
-----------------------

American Self Storage    Charlotte, NC            American Self Storage    Ocala, FL
American Self Storage    Monroe, NC               Extra Closet             Ft Lauderdale, FL
American Self Storage    Newel, NC
American Self Storage    Stallings, NC


Hotels/Resorts
--------------

114-Room Ambassador Plaza, Dallas, TX
420-Room Excelsior Hotel, Little Rock, AR
121-Room Lexington Park Suites, Memphis, TN
160-Room Ramada Inn, Kingsland, GA
71-Room Best Western, Guymon, OK


Office Buildings
----------------

AMI Medical              Houston, TX              Medical Park             Hope, AR
Barnett Bank             North Palm Beach, FL     Okeechobee Commerce      W Palm Beach, FL
Carteret Savings         Del Ray Beach, FL        United Bank              Roswell, NM
Enron                    Houston, TX              Schindler Corporate      Morris, NJ
Harolds                  Dallas, TX               Texarkana Medical Arts   Texarkana, TX
First South              Little Rock, AR          QVC Network              Plymouth, MN
First Union              Atlanta, GA


Industrial
----------

American Lantern         McKenzie, TN             Falco Lime               Boca Raton, FL
American Lantern         Newport, AR              High Ridge Commerce      Boynton Beach, FL
Campbell Soup            Paris, TX                John Rust                Albuquerque, NM
Carrington               Irving, TX               Lake Pointe Centre       Boca Raton, FL

Profile of Appraiser

Clients List
------------

Bank of America                              Heller Financial
Barnett Bank                                 Heron Financial
Belgravia Capital                            Hewlett Packard
Circuit City                                 Internal Revenue Service
Citicorp Real Estate                         Lexington Hotel
Collateral Mortgage                          Lincoln Property
CoreStates Financial Corporation             NationsBank
Credit Suisse First Boston                   Nomura Securities
FINOVA Capital                               Meyers Group (The)
First Union Corporation                      National Realty Advisors
GE Capital                                   PA Holdings/Whitman Corporation
Goldman Sachs                                QVC
Greentree Financial                          Sullivan Development

EDUCATIONAL BACKGROUND
----------------------

University of Texas, B.A.

American Institute of Real Estate Appraisers

The Appraisal Institute

Commercial Investment Real Estate Institute

================================================================================

                               State of Arizona

                              Board of Appraisal


                               BE IT KNOWN THAT

                               LAWRENCE D. MOORE


                       HAS MET ALL THE REQUIREMENTS AS A
                                   TEMPORARY
                    Certified General Real Estate Appraiser

                                    [SEAL]

In accordance with Arizona Revised Statutes                     In witness whereof the Arizona Board of Appraisal
and on authority of the Board of Appraisal, State               caused to be signed by the Chair of the Board
of Arizona.                                                     and the Executive Director

This certificate shall remain evidence thereof
unless or until the same is suspended, revoked
or expires in accordance with the provisions of
law.                                                            /s/ [ILLEGIBLE]                                     9-8-99
                                                                ------------------------------------------------------------
               CERTIFICATE NUMBER                               Chair, Board of Appraisal                            Date
                  TP40569
                EXPIRATION DATE                                 /s/ [ILLEGIBLE]                                     9-8-99
                                                                ------------------------------------------------------------
               SEPTEMBER 8, 2000                                Executive Director of the Board of Appraisal         Date

              SHALL REMAIN PROPERTY OF ARIZONA BOARD OF APPRAISAL

================================================================================

                             PROFILE OF APPRAISER

                          JOHN H. WHITCOMB, MAI, CCIM
                          St.Cert. Gen. REA #0001234

REAL ESTATE EXPERIENCE
----------------------

Owner
Whitcomb Real Estate
Tampa, FL

    Specialize in complex real estate valuations and consulting projects. Property types include manufactured home communities, recreational vehicle parks, self-storage facilities, hotels, manufacturing plants, office buildings, retail buildings and other types of commercial establishments as well as special use facilities. Mr. Whitcomb is active in the ownership and management of seven manufactured home communities throughout Florida. January 1996 to present.

Partner
Chartwell Advisory Group, Ltd.
Tampa, FL

    Supervised complex real estate valuations and property tax consulting projects. Responsibilities included management of all technical staff members throughout the country. Property types included manufactured home communities, recreational vehicle parks, hotels, large manufacturing plants, office buildings and retail buildings. April 1993 to January 1996.

Senior Appraiser
Marshall and Stevens, Inc.
Philadelphia, PA and Tampa, FL

    Specialized in preparing appraisals for land and buildings in industrial, commercial and residential uses. Performed appraisals for purposes of sale/purchase, property tax appeals, syndication, financing and allocation of purchase price. September 1985 to March 1990, and June 1992 to April 1993.

Vice President
Strategis Asset Valuation & Management, Inc.
Tampa, FL

    Prepared appraisals and feasibility studies on complex commercial properties. Performed appraisals for purposes of sale/purchase, property tax appeals, financing and allocation of purchase price. March 1990 to May 1992.

Profile of Appraiser                                                         2


PROFESSIONAL AFFILIATIONS
-------------------------

MAI, Member Appraisal Institute

CCIM, Certified Commercial Investment Member Commercial Investment Real Estate Institute

State Certified General Real Estate Appraiser
Florida #0001234

PARTIAL LIST OF CLIENTS AND PROPERTIES
--------------------------------------

Manufactured Home Communities
-----------------------------

Akers Away                           West Palm Beach, FL               Lakeside                  Douglasville, GA
Alafia Riverfront                    Gibsonton, FL                     Lakewood                  Denton, TX
Alpine Village                       Sebring, FL                       Lantana Cascade           Lantana, FL
Arbor Oaks                           Zephyrhills, FL                   Long Lake Village         West Palm Beach, FL
Blue Heron                           Clearwater, FL                    Marlboro Court            West Palm Beach, FL
Bradenton Trailer Park               Bradenton, FL                     MH Country Club           Oakland Park, FL
Carefree Village                     Tampa, FL                         Mission                   El Paso, TX
Carolina Village                     Concord, NC                       Moultrie Oaks             St. Augustine, FL
Casa del Monte                       West Palm Beach,FL                Oak Point                 Titusville, FL
Chateau Forest                       Seffner, FL                       Orange Manor East         Winter Haven, FL
Chateau Village                      Bradenton, FL                     Palm Breezes Club         Lantana, FL
Cloverleaf                           Brooksville, FL                   Palm Ridge                Leesburg, FL
Colonial Coach                       Greenacres City, FL               Panama City Estates       Panama City, FL
Coquina Crossing                     St. Augustine, FL                 Plantation Estates        Seffner, FL
Coral Lake                           Coconut Creek, FL                 Portside                  Jacksonville, FL
Country Club Estates                 Venice, FL                        Ridgecrest                Fort Pierce, FL
Dessau                               Austin, TX                        San Souci                 North Fort Myers, FL
Foxcroft Village                     Loch Sheldrake, NY                Scenic View               Lakeland, FL
Foxwood Estates                      Lakeland, FL                      Seminole                  St. Petersburg, FL
Franklin Estates                     Murfreesboro, TN                  Shangri La                Largo, FL
Gardens of Manatee                   Parrish, FL                       Southwinds                Lakeland, FL
A Garden Walk                        West Palm Beach, FL               St. Lucie Village         Okeechobee, FL
The Groves                           Orlando, Fl                       Sunrise Village           Cocoa Beach, FL
Gwinnett Estates                     Snellville, GA                    Sunshine                  Lake Worth, FL
Harmony Ranch                        Thornotosassa, FL                 Tall Pines                Fort Pierce, FL
Holiday Ranch                        West Palm Beach, FL               Tara                      Jonesboro, GA
Holiday Plaza                        West Palm Beach, FL               Twin Shores               Longboat Key, FL
Holland                              Fort Lauderdale, FL               Valley Pines              El Paso, TX
Kings and Queens                     Lakeland, FL                      Village Glen              Melbourne, FL

Profile of Appraiser                                                           3

Recreational Vehicle Parks
--------------------------
Avalon RV Park           Clearwater, FL           Pioneer Creek                 Bowling Green, FL
Camp Inn                 Frostproof, FL           Rainbow Village               Clearwater, FL
Forest Lake Village      Zephyrhills, FL          Space Coast RV Resort         Rockledge, FL
Hide Away                Ruskin, FL               Sunshine RV                   Vero Beach, FL
Holiday RV Resort        Leesburg, FL             Topics                        Hudson, FL
Horizon RV Park          Davenport, FL            Twelve Oaks                   Sanford, FL
Key RV Park              Marathon, FL             Village Park                  Orange City, FL

Self-Storage Facilities
-----------------------

Affordable Self Storage  Loganville, GA           Orange Avenue                 Tallahassee, FL
Alpine Self Storage      Rockford, IL             Plantation Xtra Storage       Plantation, FL
Baytree Self Storage     Valdosta, GA             St. Augustine Self Storage    St. Augustine, FL
Budget Self Storage      Sterling, VA             Southern Self Storage         Riviera Beach, FL
Delray Mini Storage      Delray Beach, FL         Storage Express               Lauderhill, FL
Edison Lock Up           Edison, NJ               Valdosta Self Storage         Valdosta, GA
Extra Space              Lauderhill, FL           Xtra Space                    Orlando, FL
Howell Self Storage      Howell, NJ               Your Extra Attic              Duluth, GA
Hyde Park Storage        Tampa, FL                Your Extra Attic              Norcross, GA
Jacksonville Storage     Jacksonville, FL         Your Extra Attic              Stockbridge, GA
Okeechobee Storage       Hialeah Gardens, FL      Your Extra Attic              Winters Chapel, GA

Hotels/Resorts
--------------

Canyon Ranch in the Berkshires                    Howard Johnson Maingate
Comfort Inn Kissimmee                             Hyatt On Union Square
Comfort Suites Asheville                          Hyatt Orlando
Embassy Suites Boca Raton                         Hyatt Wilshire
Hotel Nikko San Francisco                         Hyatt Regency Houston
Hilton Southwest Freeway Houston                  La Samanna
Hollywood Beach Hilton                            Ramada Resort Maingate
Holiday Inn Gainesville                           Westin Washington, D. C.

Profile of Appraiser                                                           4

Financial
---------

Belgravia Capital                            Heller Financial
Bloomfield Acceptance Company                Household Finance Corporation
Chase Manhattan Bank                         Irving Leasing Corporation
Chrysler Capital Corporation                 Mfd. Housing Community Bankers
Citicorp Real Estate                         Mellon Bank
Collateral Mortgage                          Morgan Stanley
CoreStates Financial Corporation             NationsBank
Credit Suisse First Boston                   Nomura Securities
FINOVA Capital                               Pacificorp Financial Services
First Union Corporation                      PACTEL Finance
GE Capital                                   Society National Bank
Goldman Sachs                                Sun America Insurance
Greentree Financial                          Union Capital

Real Estate/Real Estate Investment
----------------------------------

W.P. Carey & Company, Inc.                   LaSalle Partners
Chateau Communities                          Las Colinas Corporation
Continental Communities                      Metropolitan Life
Delaware North Companies                     MHC
Dillion Read Real Estate Inc.                National Home Communities
Drexel Burnham Lambert Realty, Inc.          Pitney Bowes Credit Corp.
First Boston Corporation                     Salomon Brothers, Inc.

EDUCATIONAL BACKGROUND
----------------------

University of Florida, B.A.

College of William and Mary, M.B.A.

American Institute of Real Estate Appraisers

The Appraisal Institute

Commercial Investment Real Estate Institute

PUBLICATIONS
------------

   Mr. Whitcomb has authored an article on ad valorem taxes and cogeneration facilities for Cogeneration and Resource Recovery magazine.
                  ----------------------------------

TESTIMONY
---------

   Mr. Whitcomb has presented expert testimony in United States Tax Court.